

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-mail
Mr. Jalal Alghani
Principle Financial Officer
Energy Holdings International, Inc.
12012 Wickchester Lane, Suite 130
Houston, TX 77079

**RE: Energy Holdings International, Inc.
Item 4.02 Form 8-K
Filed October 11, 2012
File No. 0-52631**

Dear Mr. Alghani:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief